FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Material Fact dated April 16, 2012

TRANSLATION FROM ORIGINAL SPANISH VERSION

MATERIAL FACT

Banco Santander, S.A. announces today an invitation to all holders of the securities identified in the annexes of this document (the Securities) to tender such Securities for purchase by Banco Santander for cash (the Invitation). Said Securities are fixed rate securities (securitisation bonds) listed on the AIAF Fixed Rate Market which correspond to 33 different series issued by specific securitisation funds managed by Santander de Titulización, S.G.F.T., S.A. series to which the Invitation is directed which total outstanding principal amounts to six thousand million Euro. Banco Santander intends to accept offers up to a total maximum of (750) seven hundred and fifty million Euro. Such amount is indicative only and not binding on Banco Santander.

The holders of the Securities can refer, or request to its corresponding mediators or participating entities (in the case that said owners are not participating entities in Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. Unipersonal (Iberclear)) they remit, the corresponding instructions of the tender offers (the Tender Offers) to the tender and information agent, Lucid Issuer Services Limited, as from April 16, 2012.

Tender Offers must specify the number of Securities of each offer, the outstanding principal amount of such Securities and the price at which such Securities are tendered in the relevant offer. The price shall be specified by each relevant securityholder as a percentage to the outstanding nominal amount of the relevant Securities tendered for purchase. Regarding the Senior Securities to which the Invitation is directed, an indicative minimum purchase price has been indicated for information purposes only and which is not binding on Banco Santander, therefore Banco Santander could accept or not Tender Offers made at this minimum price.

Tender Offers will be irrevocable unless Banco Santander modifies in terms less favourable to the holders, the terms and conditions. In any case, said irrevocable instructions of Tender Offers should be received by the tender and information agent on or before 5:00 pm (CET) on April 24, 2012.

The amount in cash that must be satisfied for each Security is equal to the sum of (i) the purchase price multiplied by the outstanding principal amount on the date of settlement of the Securities which purchase is accepted, plus (ii) interests incurred and not paid since the immediately preceding interest payment date (included) until the date of settlement of the Tender Offers (date excluded) in relation to such Securities.

The terms of the Tender Offers and the procedure to make the Tender Offers are regulated in the tender offer memorandum dated 16 April 2012 (the Tender Offer Memorandum) which (subject to the offering and selling restrictions set out therein) is available upon request from, amongst others, the tender and information agent Lucid Issuer Services Limited. If securityholders need information on the Invitation, you can contact Lucid at santander@lucid-is.com / +44 (0) 207 704 0880, To the attention of: David Shilson / Sunjeeve Patel.

Banco Santander has absolute discretion to decide to accept or not the Securities tendered for purchase, in accordance with the terms and conditions of the Tender Offer Memorandum.

Banco Santander will comply with the payment obligations derived from the Invitation, if any, with its own treasury.

Banco Santander reserves the right to modify the terms and conditions of the Invitation as well as to extend, re-open or terminate the Invitation at any moment.

Banco Santander will announce on April 25, 2012 the final amount of the Tender Offers accepted from each series, if applicable. As of right now, the date of settlement of the Tender Offers will be April 27, 2012 (the Settlement Date).

The rationale for the Invitation is to effectively manage the Group’s outstanding liabilities and to strengthen its balance sheet. The Offers are also designed to provide liquidity to the Securityholders

Boadilla del Monte (Madrid), April 16, 2012

Senior Securities

							Settlement Date
			Settlement			Indicative	aggregate
			Date Pool	Current		Minimum	outstanding
Issuer	Series[1]	ISIN	Factor	Denomination		Purchase Price	principal amount
Fondo de Titulización de Activos, Hipotebansa X	Series A EUR 898,700,000.00	ES0338356001	0.1587902	EUR	15,879.02	88.00%	EUR	142,704,752.7
Fondo de Titulización de Activos, Hipotebansa XI	Series A EUR 1,040,800,000.00	ES0338447008	0.232851	EUR	23,285.10	85.00%	EUR	242,351,320.8
Fondo de Titulización de Activos Santander Hipotecario 1	Series A EUR 1,718,400,000.00	ES0309364000	0.2768957	EUR	27,689.57	83.00%	EUR	475,817,570.9
Fondo de Titulización de Activos Santander Hipotecario 2	Series A EUR 1,801,500,000.00	ES0382042002	0.4577053	EUR	45,770.53	79.00%	EUR	824,556,098.0
Fondo de Titulización de Activos Santander Hipotecario 3	Series A1 EUR 613,300,000.00	ES0338093000	0.4625603	EUR	46,256.03	70.00%	EUR	283,688,232.0
Fondo de Titulización de Activos Santander Hipotecario 3	Series A2 EUR 1,540,000,000.00	ES0338093018	0.657322	EUR	65,732.20	70.00%	EUR	1,012,275,880.0
Fondo de Titulización de Activos Santander Hipotecario 3	Series A3 EUR 420,000,000.00	ES0338093026	0.657322	EUR	65,732.20	70.00%	EUR	276,075,240.0
Fondo de Titulización de Activos Santander Público 1	Series A EUR 1,813,000,000.00	ES0338185004	0.183723	EUR	18,372.30	93.00%	EUR	333,089,799.0
Fondo de Titulización de Activos FTPyme Santander 1	Series B1(G) EUR 537,100,000.00	ES0339773014	0.2949358	EUR	29,493.58	91.00%	EUR	158,410,018.2
Fondo de Titulización de Activos FTPyme Santander 2	Series A EUR 1,228,500,000.00	ES0338048004	0.1075243	EUR	10,752.43	94.00%	EUR	132,093,602.6
Fondo de Titulización de Activos FTPyme Santander 2	Series B(G) EUR 373,500,000.00	ES0338048012	0.1075243	EUR	10,752.43	94.00%	EUR	40,160,326.1
Fondo de Titulización de Activos Santander Empresas 2	Series A2 EUR 1,365,000,000.00	ES0338058011	0.117917	EUR	11,791.70	97.00%	EUR	160,956,705.0
Fondo de Titulización de Activos, Santander Empresas 3	Series A2 EUR 1,800,000,000.00	ES0337710018	0.188462	EUR	18,846.20	93.00%	EUR	339,231,600.0
Fondo de Titulización de Activos, Santander Empresas 3	Series A3 EUR 627,500,000.00	ES0337710026	0.2305537	EUR	23,055.37	93.00%	EUR	144,672,446.8
Fondo de Titulización de Activos Pymes Banesto 2	Series A2 EUR 541,700,000.00	ES0372260010	0.4171696	EUR	41,716.96	89.00%	EUR	225,980,772.3
Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Series A EUR 1,902,000,000.00	ES0337709002	0.1149863	EUR	11,498.63	97.00%	EUR	218,703,942.6

[1]

All references to an amount in EUR in this column are to the original principal amount of the Securities. Such principal amount may have been reduced by prepayments in accordance with the terms of such Securities. The aggregate outstanding principal amount of the Securities on the Settlement Date following any prepayments is reflected in the right-hand side column of this table.

Mezzanine Securities

Issuer	Series[2]	ISIN	Settlement Date Pool Factor	Current Denomination		Settlement Date aggregate outstanding principal amount
Fondo de Titulización de Activos Hipotebansa X	Series B EUR 18,300,000.00	ES0338356019	0.5458654	EUR	54,586.54	EUR	9,989,336.8
Fondo de Titulización de Activos, Hipotebansa XI	Series B EUR 21,200,000.00	ES0338447016	0.6858999	EUR	68,589.99	EUR	14,541,077.9
Fondo de Titulización de Activos Santander Hipotecario 2	Series D EUR 49,800,000.00	ES0382042036	1.0000000	EUR	100,000.00	EUR	49,800,000.0
Fondo de Titulización de Activos Santander Hipotecario 2	Series E EUR 19,600,000.00	ES0382042044	1.0000000	EUR	100,000.00	EUR	19,600,000.0
Fondo de Titulización de Activos Santander Hipotecario 3	Series E EUR 28,000,000.00	ES0338093067	1.0000000	EUR	100,000.00	EUR	28,000,000.0
Fondo de Titulización de Activos, Santander Empresas 1	Series D EUR 170,500,000.00	ES0382041046	1.0000000	EUR	100,000.00	EUR	170,500,000.0
Fondo de Titulización de Activos Santander Empresas 2	Series B EUR 84,100,000.00	ES0338058029	1.0000000	EUR	100,000.00	EUR	84,100,000.0
Fondo de Titulización de Activos Santander Empresas 2	Series C EUR 62,300,000.00	ES0338058037	1.0000000	EUR	100,000.00	EUR	62,300,000.0
Fondo de Titulización de Activos Santander Empresas 2	Series D EUR 59,500,000.00	ES0338058045	1.0000000	EUR	100,000.00	EUR	59,500,000.0
Fondo de Titulización de Activos Santander Empresas 2	Series E EUR 29,000,000.00	ES0338058052	1.0000000	EUR	100,000.00	EUR	29,000,000.0
Fondo de Titulización de Activos, Santander Empresas 3	Series E EUR 45,500,000.00	ES0337710067	1.0000000	EUR	100,000.00	EUR	45,500,000.0
Fondo de Titulización de Activos Santander Financiación 1	Series B EUR 25,700,000.00	ES0382043018	1.0000000	EUR	100,000.00	EUR	25,700,000.0
Fondo de Titulización de Activos Santander Financiación 1	Series D EUR 47,500,000.00	ES0382043034	1.0000000	EUR	100,000.00	EUR	47,500,000.0
Fondo de Titulización de Activos Pymes Banesto 2	Series B EUR 24,300,000.00	ES0372260028	1.0000000	EUR	100,000.00	EUR	24,300,000.0
Fondo de Titulización de Activos Pymes Banesto 2	Series C EUR 34,000,000.00	ES0372260036	1.0000000	EUR	100,000.00	EUR	34,000,000.0
Financiación Banesto 1 Fondo de Titulización de Activos	Series B EUR 24,000,000.00	ES0337648010	1.0000000	EUR	100,000.00	EUR	24,000,000.0
Financiación Banesto 1 Fondo de Titulización de Activos	Series C EUR 16,000,000.00	ES0337648028	1.0000000	EUR	100,000.00	EUR	16,000,000.0

[2]

All references to an amount in EUR in this column are to the original principal amount of the Securities. Such principal amount may have been reduced by prepayments in accordance with the terms of such Securities. The aggregate outstanding principal amount of the Securities on the Settlement Date following any prepayments is reflected in the right-hand side column of this table.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 16, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President